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                                   EXHIBIT 3


           INFORMATION CONCERNING EXECUTIVE OFFICERS OF THE COMPANY

     The following is a summary of certain information regarding the executive officers of the Company. All officers of Guaranty and its subsidiaries serve at the pleasure of their respective Boards of Directors.

     James R. Pouliot has been President and Chief Executive Officer (CEO) of the Company since December 1996 and CEO of Viking from 1992. Mr. Pouliot has been a Company Director since 1995. Prior to taking over as President and CEO of the Company, Mr. Pouliot served as Executive Vice President and CEO-Elect from July 1996. From 1990 to 1992, Mr. Pouliot served as Vice President of Marketing for Great American Insurance Company; age 43.

     Richard M. Beverage has been Senior Vice President (SVP)-Chief Actuary for the Company since February 1996. From 1992 through 1996, Mr. Beverage was a Senior Manager - Reserving Studies with Deloitte & Touche LLP. He served as Chief Pricing Actuary for Zurich-American Insurance Company of Illinois from 1991 through 1992; age 45.

     Shelly J. Hengsteler has been Controller and Assistant Treasurer and Principal Accounting Officer of the Company since January 1996. Ms. Hengsteler joined Guaranty National in 1989. From 1991 until 1994, she was a Financial Reporting Manager and from 1994 through 1995 she served as Director of Corporate Finance; age 34.

     Arthur J. Mastera has been SVP-Chief Administrative Officer of the Company since October 1996. Prior to becoming Chief Administrative Officer, Mr. Mastera was President of the Guaranty National Personal Lines Division since November 1995. Mr. Mastera rejoined GNIC as SVP-Administration and Corporate Information Systems in February 1992. From 1989 until 1992, he was Senior Vice President of Planning and Administration at Orion Capital Companies. Mr. Mastera originally joined GNIC in 1983; age 56.

     Jacqueline L. Melton has been SVP of the Company since December 1996. She has also been SVP-GNIC and SVP-Human Resources since 1991. Ms. Melton joined GNIC in 1980 and from 1986 to 1991 she served as Vice President of Human Resources; age 46.

     Michael L. Pautler joined GNIC in 1981 and since 1988 has been SVP-Finance and Treasurer of the Company; age 42.

     Fred T. Roberts has been SVP of the Company and President of the Commercial Lines Unit since November 1995. He served as SVP of GNIC Claims from 1984 to 1995; age 55.


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     Charles B. Ruzicka has been SVP-Information Systems since December 1996.
From August 1996, until assuming his current position, Mr. Ruzicka was Vice President-Personal Lines Information Systems. From 1993 through 1996, Mr. Ruzicka was Vice President of Viking. From 1987 to 1993, Mr. Ruzicka was employed with Progressive Insurance Company and was a Vice President from 1992 through 1993; age 43.

     Philip H. Urban has been SVP of the Company and President of the Personal Lines Business Unit since November 1996. From 1990 to 1996, Mr. Urban was SVP-Personal Lines for Great American Insurance Company; age 44.

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